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                                                               Filed Pursuant to
                                                         Rules 424(b)(3) and (c)
                                                              File No. 333-41625


                PROSPECTUS SUPPLEMENT NO. 6 DATED JUNE 28, 2000
                      TO PROSPECTUS DATED FEBRUARY 19, 1998

                         BOLDER TECHNOLOGIES CORPORATION

             336,200 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK,
                AN INDETERMINATE NUMBER OF SHARES OF COMMON STOCK
                        ISSUABLE UPON CONVERSION THEREOF
                                       AND
           UP TO 453,870 SHARES OF COMMON STOCK ISSUABLE AS DIVIDENDS
                   ON THE SERIES A CONVERTIBLE PREFERRED STOCK

         This Prospectus Supplement should be read in conjunction with the Prospectus dated February 19, 1998 (the "Prospectus"). The table on pages 17 and 18 of the Prospectus setting forth information regarding the Selling Stockholders is superseded by the following table:

                              SELLING STOCKHOLDERS

         The following table sets forth the names of the Selling Stockholders, the number of shares of Series A Preferred Stock and Common Stock owned beneficially by such Selling Stockholders as of May 18, 2000 and the number which may be offered pursuant to this Prospectus. This information is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of their Shares, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholders after such offering can be provided.



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
                                                              Number of Shares
                              Shares of Series A Preferred      of Series A        Shares of Common Stock    Number of Shares
                                Stock Beneficially Owned       Preferred Stock      Beneficially Owned(2)     of Common Stock
                              ----------------------------      Being Offered      ----------------------      Being Offered
Name of Selling Stockholder       Number         Percent           Hereby(1)         Number      Percent       Hereby(1)(2)(3)
---------------------------   -------------   ------------    ----------------     ----------   ---------    -----------------
Commingled Pension Trust
Fund (Multi-Market Special
Investment Fund II) of
Morgan Guaranty Trust Co.
of New York                       140,000          41.6%            140,000           582,448       3.8%             582,448


Heartland Value Plus Fund          52,500          15.6%             52,500           175,000       1.2%             175,000

Aon Advisors, Inc.(4)              40,000          11.9%             40,000           171,412       1.2%             166,412

The Alfred P. Sloan
Foundation                         30,000           8.9%             30,000           124,810        *               124,810

Multi-Market Special
Investment Trust Fund of
Morgan Guaranty Trust Co.
of New York                        30,000           8.9%             30,000           124,810        *               124,810

Banque SCS Alliance(5)             11,200           3.3%             11,200            42,774        *                42,774

JMG Convertible
Investments, LP                    16,250           4.8%             16,250            54,166        *                54,166

Triton Capital
Investments, Ltd.                  16,250           4.8%             16,250            54,166        *                54,166

*        Represents less than 1%.

(1) While the Selling Stockholders have not expressed a specific intention as to the number of shares of Series A Preferred Stock or Common Stock to be sold, the table shows the beneficial ownership that would result if all Shares were sold.

(2) Comprises the shares of Common Stock into which the Series A Preferred Stock held by such Selling Stockholders are convertible at the initial conversion rate. Also includes the shares of Common Stock otherwise owned by such Selling Stockholders, if any. Does not include the shares of Common Stock issuable as future dividends on the Series A Preferred Stock, although the resale of such shares is being registered hereunder. The conversion rate and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock are subject to adjustment under certain circumstances. See "Description of Capital Stock." Accordingly, the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock may increase or decrease from time to time.

(3) Assumes conversion into Common Stock of the full amount of Series A Preferred Stock held by the Selling Stockholders at the initial conversion rate and the offering of such shares by the Selling Stockholders pursuant to this Prospectus. The conversion rate and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock is subject to adjustment under certain circumstances. See "Description of Capital Stock". Accordingly, the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the Series A Preferred Stock; rather, cash will be paid in lieu of fractional shares, if any.

(4)      Held by State Street Bank and Trust Company, N.A.


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(5)      Includes certain shares held by Deutsche Bank Securities Inc.

         Because the Selling Stockholders may, pursuant to this Prospectus, offer all or some portion of the Series A Preferred Stock and Common Stock they presently hold or, with respect to Common Stock, have the right to acquire upon conversion of such Series A Preferred Stock or as a dividend on such Series A Preferred Stock, no estimate can be given as to the amount of the Series A Preferred Stock and Common Stock that will be held by the Selling Stockholders upon termination of any such sales. In addition, the Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Series A Preferred Stock and Common Stock since the date on which they provided the information regarding their Series A Preferred Stock and Common Stock, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution".


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